UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR FINANCIAL YEAR 2025 PT TELKOM INDONESIA (PERSERO) Tbk Tel.49/LP 000/COP-M0000000/2026

The Board of Directors of Perusahaan Perseroan (PERSERO) PT Telekomunikasi Indonesia Tbk (hereinafter referred as the “Company”), hereby announces that the Company has convened the Annual General Meeting of Shareholders for Financial Year 2025 (“Meeting”) on:

Day/Date	:	Monday, June 8, 2026
Time	:	15.00 up to 17.21 Western Indonesia Time
Venue	:	Online through the Electronic General Meeting System KSEI (“eASY.KSEI”)
Meeting Link	:	https://akses.ksei.co.id provided by KSEI

The Meeting was attended by members of the Board of Commissioners and the Board of Directors of the Company, namely:

BOARD OF COMMISSIONERS:

•	Mr. ANGGA RAKA PRABOWO – President Commissioner;
•	Mrs. IRA NOVIARTI – Independent Commissioner;
•	Mr. RIZAL MALARANGENG – Commissioner;
•	Mr. OSSY DERMAWAN – Commissioner;
•	Mr. RIONALD SILABAN – Commissioner;
•	Mr. DESWANDHY AGUSMAN – Independent Commissioner;
•	Mrs. ROFIKOH ROKHIM – Independent Commissioner.

DIRECTORS:

•	Mrs. DIAN SISWARINI – President Director;
•	Mrs. VERANITA YOSEPHINE – Director of Enterprise & Business Service;
•	Mr. FAIZAL ROCHMAD DJOEMADI – Director of IT Digital;
•	Mr. WILLY SAELAN – Director of Human Capital Management;
•	Mr. ARTHUR ANGELO SYAILENDRA – Director of Finance and Risk Management;
•	Mr. NANANG HENDARNO – Director of Network;
•	Mr. SENO SOEMADJI – Director of Strategic Business Development & Portfolio;
•	Mr. BUDI SATRIA DHARMA PURBA – Director of Wholesale & International Service;
•	Mr. ANDY KELANA – Director of Legal & Compliance.

-  Mr. Silmy Karim, Commissioner, were absent from the Meeting.

And the holder/proxy of Series A Dwiwarna share and the holders/proxies of Series B Shares who were present and/or represented physically and electronically through eASY.KSEI, collectively representing 82,314,404,685 shares or 83.3989843% of the total number of voting shares issued by the Company as of the date of the Meeting after taking into account the shares repurchased by the Company and recorded as Treasury Stock, amounting to 98,699,529,000 shares, with due regard to the Register of Shareholders at the close of share trading on May 13, 2026.

Accordingly, the quorum requirements for the Meeting have been fulfilled for all Meeting Agendas and are in accordance with:

(a)	Article 26 paragraph (5) letter a of the Company’s Articles of Association and Article 42 letter a of OJK Regulation No. 15/POJK.04/2020 on Planning and Implementation of General Meeting Shareholders for Public Company (“OJK Regulation No. 15/POJK.04/2020”), whereby the Meeting is attended/represented by the holder of the Series A Dwiwarna Share and the other shareholders and/or their lawful proxies collectively representing at least 2/3 (two-thirds) of the total number of shares with valid voting rights;
(b)	Article 26 paragraph (4) letter a of the Company’s Articles of Association, whereby the Meeting is attended/represented by the holder of the Series A Dwiwarna Share and the other shareholders and/or their lawful proxies collectively representing more than 1/2 (one-half) of the total number of shares with valid voting rights; and
(c)	Article 26 paragraph (1) letter a of the Company’s Articles of Association in conjunction with Article 41 paragraph (1) of OJK Regulation No. 15/POJK.04/2020, whereby the Meeting is attended/represented by shareholders and/or their lawful proxies collectively representing at least 1/2 (one-half) of the total number of shares with valid voting right.

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR FINANCIAL YEAR 2025 PT TELKOM INDONESIA (PERSERO) Tbk Tel.49/LP 000/COP-M0000000/2026

The Company has appointed independent parties, which are Notary Titik Krisna Murti, S.H., M.Kn., to record the proceedings of the Meeting, and PT Datindo Entrycom to count and/or validate the votes.

Whereas the Meeting has resolved the following resolutions as set forth in Resume of the Annual General Meeting of Shareholders of PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk, dated June 8, 2026 Number: 39a/VI/2026, made by Notary Titik Krisna Murti, S.H., M.Kn., and its summary is as follows:

First Agenda

Approval of Annual Report and Ratification of the Company's Consolidated Financial Statement, Approval of the Board of Commissioners’ Supervision Duty Report and Ratification of the Financial Statement of the Micro and Small Business Funding Program for the Financial Year 2025, and granting full release and discharge of responsibilities (volledig acquit et de charge) to the Board of Directors for the management of the Company and to the Board of Commissioners for the supervision of the Company carried out during the Financial Year 2025

Number of Shareholders who Ask Questions	There was 1 response from the shareholder.
The Result of Decision Making	Disagree	Abstain	Agree
	363,925,771 shares or 0.4421168%	695,132,967 shares or 0.8444852%	81,255,345,947 shares or 98.7133980%
Resolution

“The Meeting with the majority vote of 81,950,478,914 (99.5578833%) of the total number of votes issued at the Meeting resolved:

Approving the Company's Annual Report, including the Supervisory Report of the Board of Commissioners for the Financial Year 2025 ending on 31st December 2025.

1.
Ratifying:
a.The Company's Consolidated Financial Statements for the Financial Year 2025 ending on 31st December 2025, which have been audited by the Public Accounting Firm (KAP) Purwanto, Susanti & Surja (a member firm of Ernst & Young Global Limited) according to their report No. 1320/2.1505/AU.1/06/0687-4/1/V/2026 dated 11th May 2026, with an unqualified opinion in all material respects, including the ratification of the Restatement of the Consolidated Financial Statements for the years ending on 31st December 2023 and 31st December 2024 which have been audited by KAP Purwanto, Susanti & Surja (a member firm of Ernst & Young Global Limited) according to No. 01320/2.1505/AU.1/06/0687-4/1/V/2026 dated 11th May 2026; and
b.The Financial Statements of the Micro and Small Business Funding Program for the Financial Year 2025 ending on 31st December 2025, which have been audited by KAP Purwanto, Susanti & Surja (a member firm of Ernst & Young Global Limited) according to their report No. 1141/2.1505/AU.2/10/1902-3/1/IV/2026 dated 29th April 2026, with an unqualified opinion in all material respects.
2.
With the approval of the Company's Annual Report, including the Supervisory Report of the Board of Commissioners, and the ratification of the Company's Consolidated Financial Statements and the Financial Statements of the Micro and Small Business Funding Program (MSBF), all for the Financial Year 2025 ending on 31st December 2025, the GMS hereby grants full discharge and release (volledig acquit et de charge) to all members of the Board of Directors for their management actions and to the members of the Board of Commissioners for their supervisory actions taken during the Financial Year 2025 ending on 31st December 2025, to the extent that such actions are not criminal in nature and/or violate the provisions of applicable laws, regulations and legal procedures, and are reflected in the aforementioned reports.

3.
The Meeting noted that as disclosed by the Company in the Annual Report for the Financial Year 2025:
a.
The U.S. Securities and Exchange Commission (“SEC”) is conducting an investigation into several matters involving the Company, including disclosures related to the

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR FINANCIAL YEAR 2025 PT TELKOM INDONESIA (PERSERO) Tbk Tel.49/LP 000/COP-M0000000/2026

Company’s revenue recognition, financial reporting practices, and internal controls over financial reporting. The U.S. Department of Justice (“DOJ”) and the Indonesian authorities are also conducting investigations into these matters.
b.
There has been a change in accounting policy relating to the recording of dropcore assets in the Company’s financial statements for the Financial Year 2025.

With respect to (a) the revenue recognition issue involving approximately USD324 million in transactions that lacked economic substance and are subject to further investigation by the SEC, DOJ, and Indonesian law enforcement authorities; and (b) if, during the period in which such transactions were conducted, there was also any intentional misconduct and/or negligence in the improper recording of dropcore assets, then the members of the Board of Directors and Board of Commissioners serving during such period shall remain accountable for actions taken during their tenure, to the extent that such actions are proven to constitute criminal acts and/or violations of applicable laws and regulations and legal procedures, and/or where such actions were not disclosed in the Annual Report and Financial Statements for the relevant period.”

Second Agenda	Determination on Utilization of the Company’s Net Profit for the Financial Year 2025
Number of Shareholders who Ask Questions	There was 1 question from the shareholder.
The Result of Decision Making	Disagree	Abstain	Agree
	305,482,410 shares or 0.3711166%	614,744,984 shares or 0.7468255%	81,394,177,291 shares or 98.8820579%
Resolution

“The Meeting with the majority vote of 82,008,922,275 (99.6288834%) of the total number of votes issued at the Meeting, resolved:

Approving and determining the utilization of the Company’s net profit for the Financial Year 2025 amounting to Rp17,813,685,976,263.00 (seventeen trillion eight hundred thirteen billion six hundred eighty-five million nine hundred seventy-six thousand two hundred sixty-three Rupiah), to be distributed in its entirety as Cash Dividends for the Financial Year 2025, together with an additional amount of Rp4,186,216,204,422.00 (four trillion one hundred eighty-six billion two hundred sixteen million two hundred four thousand four hundred twenty-two Rupiah) sourced from the Company’s retained earnings, resulting in a total cash dividend distribution of Rp21,999,902,180,685.00 (twenty-one trillion nine hundred ninety-nine billion nine hundred two million one hundred eighty thousand six hundred eighty-five Rupiah), thereby resulting in a dividend payout ratio of 123.5%. The payment of such Cash Dividends shall be carried out under the following terms and conditions:

a.The Cash Dividend for the Financial Year 2025 shall be paid proportionately to each shareholder whose name is recorded in the Company’s Register of Shareholders at the close of trading of the Company’s shares on the Indonesia Stock Exchange on the Recording Date.
b.The Board of Directors is granted authority and power, with the right of substitution, to:
1)Determine the schedule and procedures for the distribution and payment of the Cash Dividend for the Financial Year 2025 in accordance with the prevailing laws and regulations;
2)Withhold taxes on the Cash Dividend in accordance with the applicable tax regulations;
3)Carry out any other technical matters related thereto in accordance with the prevailing laws and regulations.”

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR FINANCIAL YEAR 2025 PT TELKOM INDONESIA (PERSERO) Tbk Tel.49/LP 000/COP-M0000000/2026

Third Agenda	Determination of Salaries/Honorarium, Benefits, and Allowances for Financial Year 2026, as well as Remuneration for Performance of Financial Year 2025 for the Company’s Management
Number of Shareholders who Ask Questions	There was no question nor response from the shareholder.
The Result of Decision Making	Disagree	Abstain	Agree
	1,312,205,259 shares or 1.5941381%	611,219,984 shares or 0.7425432%	80,390,979,442 shares or 97.6633188%
Resolution

“The Meeting with the majority vote of 81,002,199,426 (98,4058619%) of the total number of votes issued at the Meeting, resolved:

Approving the granting of authority to:

a.
The majority Series B Shareholder or its proxy to determine for members of the Board of Commissioners; and
b.
The Board of Commissioners, with the prior written approval of the largest Series B Shareholder or its proxy, is authorized to determine for the members of the Board of Directors the salary/honorarium, including facilities and allowances, for the Financial Year 2026, as well as performance-based remuneration for the Financial Year 2025, in accordance with the applicable laws and regulations.”

Fourth Agenda

Determination of Public Accountant and/or Public Accounting Firm to Audit the Company’s Consolidated Financial Statement and Company’s Financial Report of the Micro and Small Business Funding Program (MSBF) for Financial Year of 2026

Number of Shareholders who Ask Questions	There was no question nor response from the shareholder.
The Result of Decision Making	Disagree	Abstain	Agree
	5,991,217,031 shares or 7.2784552%	1,740,943,784 shares or 2.1149929%	74.582.243.870 shares or 90,6065520%
Resolution

“The Meeting with the majority vote of 76,323,187,654 (92.7215448%) of the total number of votes issued at the Meeting, resolved:

1.
Granting authority and power to the Company’s Board of Commissioners, subject to obtaining prior approval from the largest Series B Shareholder, to determine the appointment of a Public Accountant and/or Public Accounting Firm to audit the Company’s Consolidated Financial Statements for the Financial Year 2026 and other periods within the Financial Year 2026, and/or to audit certain specific financial statements in 2026 in accordance with the purposes and interests of the Company, as well as the Financial Statements and the implementation of the Micro and Small Business Funding Program (UMK) for the Financial Year 2026.
2.
Granting authority and power to the Company’s Board of Commissioners, subject to obtaining prior written approval from the largest Series B Shareholder, to determine the audit fees and other terms and conditions for such Public Accountant and/or Public Accounting Firm, and to appoint a replacement Public Accountant and/or Public Accounting Firm in the event that the appointed Public Accountant and/or Public Accounting Firm is unable, for any reason, to complete the audit of the Company’s Consolidated Financial Statements and the Financial Statements and implementation of the Micro and Small Business Funding Program (UMK) for the Financial Year 2026, including determining the audit fees and other terms and conditions for such replacement Public Accountant and/or Public Accounting Firm.”

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR FINANCIAL YEAR 2025 PT TELKOM INDONESIA (PERSERO) Tbk Tel.49/LP 000/COP-M0000000/2026

Fifth Agenda	Approval of Share Buyback
Number of Shareholders who Ask Questions	There was 1 question from the shareholder.
The Result of Decision Making	Disagree	Abstain	Agree
	51,625,958 shares or 0.0627180%	625,986,200 shares or 0.7604820%	81,636,792,527 shares or 99.1768000%
Resolution

“The Meeting with the majority vote of 82,262,778,727 (99.9372820%) of the total number of votes issued at the Meeting, resolved:

1.
Approving the Share Buyback of the Company’s shares that have been issued and listed on the Indonesia Stock Exchange, with a maximum amount of Rp4,000,000,000,000 (four trillion Rupiah), including all costs related to the implementation of the Share Buyback, subject to the required approvals, permits, and prevailing laws and regulations.
2.
Granting authority and power to the Board of Directors of the Company to implement the Share Buyback, including the termination thereof, subject to the applicable laws and regulations.”

Sixth Agenda

Delegation of Authority for the Approval of the Company's Long-Term Plan (RJPP) for the 2026–2030 Period and the Company's Work Plan and Budget (RKAP) for the Financial Year 2027, including any amendments thereto, from the General Meeting of Shareholders (GMS) to a party designated by the GMS

Number of Shareholders who Ask Questions	There was no question nor response from the shareholder.
The Result of Decision Making	Disagree	Abstain	Agree
	4,631,912,977 shares or 5.6270989%	615,895,684 shares or 0.7482235%	77,066,596,024 shares or 93.6246776%
Resolution

“The Meeting with the majority vote of 77,682,491,708 (94.3729011%)of the total number of votes issued at the Meeting, resolved:

Approving the grant of authority and power to the Board of Commissioners of the Company, subject to obtaining prior written approval from the largest Series B Shareholder or its proxy, to approve the Company’s Long-Term Plan (RJPP) for the 2026–2030 period and the Company’s Work Plan and Budget (RKAP) for the Financial Year 2027, including any amendments thereto. The approval of the Company’s RJPP for the 2026–2030 period and the Company’s RKAP for the Financial Year 2027, including any amendments thereto, shall be carried out in accordance with the principles of good corporate governance and the applicable laws and regulations, with due regard to the principles of fairness and information disclosure, and shall be coordinated with the holder of the Series A Dwiwarna Share or its proxy to ensure alignment with Government policies.”

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR FINANCIAL YEAR 2025 PT TELKOM INDONESIA (PERSERO) Tbk Tel.49/LP 000/COP-M0000000/2026

Seventh Agenda	Amendment to the Company’s Articles of Association
Number of Shareholders who Ask Questions	There was no question nor response from the shareholder.
The Result of Decision Making	Disagree	Abstain	Agree
	24,811,434,185 shares or 30.1422750%	747,914,784 shares or 0.9086074%	56,755,055,716 shares or 68.9491176%
Resolution

“The Meeting with the majority vote of 57,502,970,500 (69.8577250%) of the total number of votes issued at the Meeting, resolved:

1.
Approving the amendments to the Company’s Articles of Association relating to:
a.
Article 3 of the Company’s Articles of Association in connection with the adjustment of the Company’s business activities to the 2025 Indonesian Standard Industrial Classification (Klasifikasi Baku Lapangan Usaha Indonesia – KBLI) 2025, in accordance with the provisions of Statistics Indonesia (BPS) Regulation No. 7 of 2025 on the Indonesian Standard Industrial Classification; and
b.
Article 4 of the Company’s Articles of Association in connection with the reclassification of the Company’s shares, namely the conversion of 516,023,535 (five hundred sixteen million twenty-three thousand five hundred thirty-five) Series B Shares owned by the Republic of Indonesia through the State-Owned Enterprises Regulatory Agency into Series A Dwiwarna Shares, in compliance with Law No. 16 of 2025 on the Fourth Amendment to Law No. 19 of 2003 on State-Owned Enterprises
2.
Approving the amendment of the provisions of the Company’s Articles of Association related to the resolutions referred to in item 1 above.
3.
Granting authority and power to the Board of Directors, with the right of substitution, to take all actions necessary in connection with the resolutions under this Agenda Item, including restating the entire Articles of Association of the Company in a Notarial Deed, effecting amendments to the Company’s data, and submitting the same to the relevant authorities to obtain approval and/or acknowledgment of receipt of notification of the amendments to the Company’s Articles of Association and changes to the Company’s data, as well as taking any and all actions deemed necessary and beneficial for such purposes, without exception, including making any additions and/or amendments to the aforesaid amendments to the Company’s Articles of Association if so required by the competent authorities.”

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR FINANCIAL YEAR 2025 PT TELKOM INDONESIA (PERSERO) Tbk Tel.49/LP 000/COP-M0000000/2026

Eighth Agenda	Changes to the Management of the Company
Number of Shareholders who Ask Questions	There was no question nor response from the shareholder.
The Result of Decision Making	Disagree	Abstain	Agree
	29,222,962,219 shares or 35.5016383%	969,559,835 shares or 1.1778738%	52,121,882,631 shares or 63.3204879%
Resolution

“The Meeting with the majority vote of 53,091,442,466 (64.4983617%), including the vote of the holder of the Series A Dwiwarna Share, out of the total number of votes issued at the Meeting, resolved:

1.
Confirming the honorable dismissal of Mr. Rionald Silaban as a Commissioner of the Company, who was appointed based on the Annual GMS for the Financial Year 2024 dated 27th May 2025, effective from the closing of this Meeting, with gratitude for his contributions and thoughts during his tenure as a member of the Company's Management.
2.
Dismissing Mr. Silmy Karim as a Commissioner of the Company, who was appointed based on the Decision of the Annual GMS for the Financial Year 2022 dated 30th May 2023, effective from 4th June 2026.
3.
Appointing the following names as members of the Company's Management:
1)
Commissioner: Edwin Hidayat Abdullah
2)
Independent Commissioner: Anthony Leong
4.
The term of office for the members of the Board of Commissioners appointed as referred to in point 3 shall continue until the closing of the fifth (5th) Annual General Meeting of Shareholders (AGMS) following the date of this resolution, subject to the prevailing laws and regulations in the capital market sector and without prejudice to the right of the GMS to dismiss them at any time.
5.
With the dismissal and appointment of the members of the Company's Board of Commissioners as referred to in points 1, 2, and 3, the composition of the Company's Management becomes as follows:
a.
Board of Directors
1)
President Director: Dian Siswarini
2)
Director of Enterprise and Business Service: Veranita Yosephine
3)
Director of Human Capital Management: Willy Saelan
4)
Director of IT Digital: Faizal Rochmad Djoemadi
5)
Director of Finance and Risk Management: Arthur Angelo Syailendra
6)
Director of Legal & Compliance: Andy Kelana
7)
Director of Network: Nanang Hendarno
8)
Director of Strategic Business Development & Portfolio: Seno Soemadji
9)
Director of Wholesale & International Service: Budi Satria Dharma Purba

b.
Board of Commissioners
1)
President Commissioner: Angga Raka Prabowo
2)
Commissioner: Ossy Dermawan
3)
Independent Commissioner: Anthony Leong
4)
Independent Commissioner: Rofikoh Rokhim
5)
Commissioner: Edwin Hidayat Abdullah
6)
Independent Commissioner: Ira Noviarti
7)
Commissioner: Rizal Malarangeng
8)
Independent Commissioner: Deswandhy Agusman

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR FINANCIAL YEAR 2025 PT TELKOM INDONESIA (PERSERO) Tbk Tel.49/LP 000/COP-M0000000/2026

6.
For the members of the Board of Commissioners appointed as referred to in point 3 who still hold other positions prohibited by law from being held concurrently with positions as members of the Board of Commissioners of State-Owned Enterprises, the person concerned must resign or be dismissed from such positions.
7.
To grant power of attorney with the right of substitution to the Company's Board of Directors to declare the decisions of this GMS in the form of a Notarial Deed and appear before a Notary or authorized official, and make adjustments or improvements as necessary if required by the competent authorities for the purpose of implementing the contents of the meeting's decisions.”

Schedules and Procedure for The Distribution of 2025 Financial Year Dividend

In accordance with the resolution of the Meeting, payment of cash dividend for the 2025 financial year is Rp21.999.902.180.685.

Schedules for The Distribution of 2025 Financial Year Dividend:

Recording Date	=	June 19, 2026
Regular and Negotiation Market
Cum Dividen	=	June 17, 2026
Ex Dividen	=	June 18, 2026
Cash Market
Cum Dividen	=	June 19, 2026
Ex Dividen	=	June 22, 2026
Payment Date	=	At the latest July 10, 2026

Payment Procedures of Dividend:

1.	Cash dividends will be distributed to shareholders whose names are registered in the Register of Shareholders of the Company ("DPS") on June 19, 2026 (recording date) and/or shareholders of the Company in the securities sub account at PT Kustodian Sentral Efek Indonesia ("KSEI ”) at the close of trading of the Indonesia Stock Exchange on June 19, 2026.
2.	For American Depositary Share (“ADS”) shareholders, New York Stock Exchange (“NYSE”) regulations will be applied and cash dividends will be paid through a Custodian Bank appointed by The Bank of New York Mellon (“BNY Mellon”) in accordance with the amount recorded in the Company's Register of Shareholders at the closing of trading on the NYSE on June 19, 2026.
3.	For shareholders whose shares are included in the KSEI’s collective custody, the cash dividend payment will be made through KSEI and will be distributed at the latest July 10, 2026, into Customer Fund Accounts (RDN) in Securities Companies and/or Custodian Banks where shareholders open sub accounts.
4.	For shareholders whose shares are not registered at Collective Deposits in KSEI, then:
a.	Cash dividends can be withdrawn at the nearest PT Bank Negara Indonesia (Persero), Tbk (“BNI”) branches throughout Indonesia. Shareholders are required to bring original valid proof of identity or Power of Attorney attached with original proof of identity of the "Authorizer" and the "Attorney", if the cash dividend withdrawal is authorized by another party.
b.	The cash dividend will only be transferred by the Company to the shareholders’ bank account if:
i.	The application for overbooking/transfer of cash dividends has been submitted completely and correctly no later than June 19, 2026 at 03.00pm Western Indonesia Time to the Company’s Registrar, PT Datindo Entrycom, Jl Hayam Wuruk No.28 2nd Floor, Jakarta 10120.
5.	The cash dividend will be taxed in accordance with the applicable taxation regulations in Indonesia.
6.	Based on the prevailing tax laws and regulations, cash dividends will be exempted from the tax object if they are received by the shareholders of domestic corporate taxpayers (“WP Badan DN”) and the Company does not deduct Income Tax on cash dividends paid to the WP Badan DN. Cash dividends received by shareholders of domestic individual taxpayers (“WPOP DN”) will be excluded from the tax object as long as the cash dividends are invested in the territory of the Republic of Indonesia. For WPOP DN who does not meet the investment provisions as mentioned above, the cash dividends received by the person concerned will be subject to income tax (“PPh”) in accordance with the applicable laws

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR FINANCIAL YEAR 2025 PT TELKOM INDONESIA (PERSERO) Tbk Tel.49/LP 000/COP-M0000000/2026

and regulations, and the PPh must be paid by the WPOP DN himself in accordance with the provisions of Government Regulation Number 9 of 2021 on Tax Treatment to Support the Ease of Doing Business.
7.	Shareholders can obtain confirmation of cash dividend payments through securities companies and/or custodian banks where shareholders open securities accounts, then shareholders are required to be responsible for reporting cash dividend receipts referred to in tax reporting for the relevant tax year in accordance with the prevailing laws and regulations concerning tax.
8.	Shareholders who are Overseas Taxpayers whose tax withholding will use the rate based on the Double Taxation Avoidance Agreement ("P3B") must comply with the requirements of the Director General of Taxes Regulation. No. PER-25/PJ/2018 concerning Procedures for Implementing Double Tax Avoidance Approval and submitting proof of record or receipt of DGT/SKD that has been uploaded to the website of the Directorate General of Taxes to KSEI or BAE in accordance with KSEI rules and regulations. Without this form, the paid Cash Dividend for Financial Year 2025 will be subject to Article 26 Income Tax of 20%.
9.	For shareholders who are Overseas Taxpayers whose shares are in the collective custody of KSEI, proof of withholding cash dividends can be collected at the Securities Company and/or Custodian Bank where the shareholders open securities accounts and for scrip shareholders at the Registrar.

The announcement of this Summary of Minutes of Meeting is to comply with the provision under Article 49 paragraph (1), Article 51 paragraph (1), (2) and Article 52 paragraph (1) of Financial Service Authority Regulation Number 15/POJK.04/2020 on the Planning and Holding of General Meeting of Shareholders for Public Company.

Jakarta, June 10, 2026

PT Telkom Indonesia (Persero) Tbk

Board of Directors